UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 21, 2020

Commission File Number 333-229312

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

This report on Form 6-K of Atlas Corp., or this Report, is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), and the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578).

Information Contained in this Form 6-K Report

Issuance of 3.75% Exchangeable Senior Notes

On December 21, 2020, in connection with a previously announced private offering, Seaspan Corporation (“Seaspan”), a wholly owned subsidiary of Atlas Corp. (“Atlas”), issued $201.25 million aggregate principal amount of 3.75% Exchangeable Senior Notes due 2025 (the “Notes”), which includes $26.25 million aggregate principal amount of Notes issued pursuant to the exercise in full of an option to purchase additional Notes by the Initial Purchasers (as defined below). The Notes were sold to the Initial Purchasers in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), for resale by the initial purchasers to persons reasonably believed to be qualified institutional buyers (as defined in the Securities Act) pursuant to the exemption from registration provided by Rule 144A under the Securities Act. In connection with the offering, Atlas and Seaspan entered into a Purchase Agreement, dated December 16, 2020, with BofA Securities, Inc. and BMO Capital Markets Corp. as representatives of the several initial purchasers named therein (the “Initial Purchasers”).

The net proceeds from the sale of the Notes were approximately $196.0 million (including the proceeds from the Initial Purchasers’ exercise in full of their option to purchase additional Notes), after deducting the Initial Purchasers’ discounts and commission and Seaspan’s estimated offering expenses. Seaspan used a portion of the net proceeds to pay the net cost of the capped call transactions (as described below). Seaspan intends to use the remaining net proceeds for general corporate purposes, which may include funding acquisitions, repayment of debt, capital expenditures, potential acquisitions and partially financing the pre-delivery of payments for Seaspan’s recently announced five newbuilding vessels.

The Notes were issued pursuant to an Indenture dated as of December 21, 2020, by and among Atlas, Seaspan and The Bank of New York Mellon, as Trustee (the “Indenture”).

The Notes will be Seaspan’s senior unsecured obligations and will accrue interest payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2021, at a rate of 3.75% per year. The Notes will not be guaranteed by Atlas or any of its or Seaspan’s respective subsidiaries. The Notes will mature on December 15, 2025, unless earlier exchanged, repurchased or redeemed.

The Notes will be exchangeable under certain circumstances at the option of the holders into Atlas common shares, par value $0.01 per share (“Atlas shares”), cash, or a combination of Atlas shares and cash, at Seaspan’s election, unless the Notes have been previously repurchased or redeemed by Seaspan. The exchange rate will initially equal 76.8935 Atlas shares per $1,000 principal amount of Notes (equivalent to an initial exchange price of approximately $13.01 per Atlas share). The exchange rate will be subject to adjustment upon the occurrence of certain events, but will not be adjusted for any accrued and unpaid interest.

Seaspan may redeem the Notes, at its option, in whole or in part, on any business day on or after December 20, 2023 and prior to September 15, 2025, if the last reported sale price of Atlas shares has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending within three trading days immediately preceding the date on which Seaspan provides notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Seaspan previously entered into privately negotiated capped call transactions with one or more of the initial purchasers of the Notes or their respective affiliates and/or other financial institutions having an expiration date that is the same as the maturity date of the Notes. In connection with the exercise in full by the Initial Purchasers of their option to purchase additional Notes, Seaspan entered into additional capped call transactions with the option counterparties. The capped call structure was designed to mitigate the technical down-side trading pressure on Atlas shares as a result of the offering.

The Indenture (including the form of Note included therein), is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Neither the Notes nor the Atlas shares issuable upon exchange of the Notes have been registered under the Securities Act or any state securities laws, and unless so registered, may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws. Accordingly, the Notes were offered and sold only to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A under the Securities Act). Atlas has agreed to file a registration statement covering resales of the Atlas shares issuable upon exchange of the Notes with the SEC pursuant to a Registration Rights Agreement, as described below.

This Report on Form 6-K does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, the Notes in any jurisdiction in which the offer, solicitation or sale of the Notes would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

Registration Rights Agreement

In connection with the issuance of the Notes, on December 21, 2020, Atlas and Seaspan entered into a registration rights agreement (the “Registration Rights Agreement”) with BofA Securities, Inc. and BMO Capital Markets Corp. as representatives of the Initial Purchasers, under which Atlas agreed that for the benefit of the holders of the Notes and any Atlas shares issuable on exchange of the Notes that Atlas will, at its cost:

•

if Atlas is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act, a “well known-seasoned issuer”) on the 90th day after the original issuance of the Notes, file a shelf registration statement (which shall be an automatic shelf registration statement if Atlas is then a well-known seasoned issuer) or a supplemental prospectus to an effective shelf registration statement with the SEC on or about the first business day following such 90th day, covering the resale of Atlas shares issuable upon exchange of the Notes to the holders;

•

if Atlas is not a well-known seasoned issuer on such 90th day, file a shelf registration statement or a post-effective amendment or a supplemental prospectus to an effective shelf registration statement with the SEC on or about the first business day following such 90th day, covering the resale of Atlas shares issuable upon exchange of the Notes to the holders, and, in the case of a shelf registration statement that is not already effective, use commercially reasonable efforts to cause the shelf registration statement to become effective within 180 days after the first date of original issuance of the Notes;

•

use commercially reasonable efforts to keep the shelf registration statement effective until the earlier of (1) the 50th trading day immediately following the maturity date (subject to an extension for any suspension of the effectiveness of the registration during such 50-trading day period immediately following the maturity date) and (2) the date on which there are no Notes outstanding and all of the Atlas shares issued upon exchange of the Notes to the holders are freely transferable pursuant to Rule 144 and no longer bear a restricted legend.

Atlas may suspend the effectiveness of the shelf registration statement or its use of the prospectus that is part of the shelf registration statement during specified periods under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Atlas need not specify the nature of the event giving rise to a suspension in any suspension notice to holders of the Notes. Each holder, by its acceptance of the Notes, agrees to hold any such suspension notice in confidence.

The Registration Rights Agreement also provides for payment of liquidated damages for certain registration defaults.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 4.2 hereto and is incorporated herein by reference.

The following exhibits are filed as part of this Report:

Exhibit Number	Description

4.1	Indenture, dated as of December 21, 2020, by and among Atlas Corp., Seaspan Corporation and The Bank of New York Mellon, as Trustee (including form of 3.75% Exchangeable Senior Notes due 2025).
4.2	Registration Rights Agreement, dated December 21, 2020, by and among Atlas Corp., Seaspan Corporation and BofA Securities, Inc. and BMO Capital Markets Corp., as representatives of the Initial Purchasers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: December 23, 2020	By:	/s/ Sarah Pybus
Sarah Pybus
Associate General Counsel and Secretary